Exhibit 99.1

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO EAGLE ANNOUNCES INVESTMENT IN GOLDQUEST MINING CORP.

Toronto (March 6, 2017) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it has agreed to purchase 38,100,000 common shares of GoldQuest Mining Corp. (TSX-V: GQC) (“GoldQuest”) in a non-brokered private placement at a price of $0.60 per share for total consideration of $22,860,000.

On closing of the transaction, Agnico Eagle will own 38,100,000 common shares of GoldQuest, representing approximately 15.0% of the issued and outstanding common shares of GoldQuest on a non-diluted basis (after giving effect to the transaction, but otherwise assuming that the number of issued and outstanding common shares of GoldQuest as at the date hereof remains unchanged).  Closing of the transaction is expected to occur on or about March 8, 2017 and is subject to certain conditions, including approval of the TSX Venture Exchange.

In connection with the closing of the transaction, Agnico Eagle and GoldQuest will enter into an investor rights agreement pursuant to which Agnico Eagle will, provided Agnico Eagle owns at least a 10% interest in GoldQuest (calculated in accordance with the investor rights agreement), have the right to participate in equity financings by GoldQuest in order to maintain its pro rata ownership in GoldQuest at the time of any such financing or acquire up to a 15.0% ownership interest in GoldQuest (after giving effect to any such financing), and the right (which it has no present intention to exercise) to nominate one person (and in the case of an increase in the size of the board of directors of GoldQuest to 10 or more directors, two persons) to the board of directors of GoldQuest.  Under the investor rights agreement, Agnico Eagle will be subject to a two-year standstill which will prohibit Agnico Eagle from taking certain actions, including acquiring more than 19.99% of the issued and outstanding common shares of GoldQuest, subject to certain exceptions.

“This investment is consistent with our approach of positioning ourselves in early-staged opportunities in districts with long term geological potential.  We look forward to working with the GoldQuest team as they advance the Romero Project and test key regional exploration targets along the Tireo land position”, said Sean Boyd, Agnico Eagle’s Vice-Chairman and Chief Executive Officer.

Agnico Eagle is acquiring the common shares for investment purposes.  Depending on market conditions and other factors, Agnico Eagle may, from time to time, subject to the investor rights agreement, acquire additional common shares or other securities of GoldQuest or dispose of some or all of the common shares or other securities of GoldQuest that it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws.  To obtain a copy of the early warning report, please contact:

David Wong

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario  M5C 2Y7

Telephone:  416-947-1212

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.  GoldQuest’s head office is located at 1140 West Pender Street, Suite 1240, Vancouver, British Columbia V6E 4G1.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at March 6, 2017.  Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws.  These statements can be identified by the use of words such as “expected”, “may”, “will” or similar terms.

Forward-looking statements in this news release include, but are not limited to: statements relating to the expected closing date of the transaction; Agnico Eagle’s ownership interest in GoldQuest upon closing of the transaction; Agnico Eagle’s acquisition or disposition of securities of GoldQuest in the future; and the terms of the investor rights agreement.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.